KEYON COMMUNICATIONS HOLDINGS, INC.

11742 STONEGATE CIRCLE
OMAHA, NE 68164
402.998.4000     402.998.4111 FAX

January 22, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KeyOn Communications Holdings, Inc. (the “Registrant”) Request for Withdrawal of Registration Statement Amendment on Form S-4/A File No. 333-155886-01

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Registrant respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above referenced Registration Statement Amendment on Form S-4/A initially filed with the Commission on January 14, 2009, together with all exhibits and amendments thereto (the “Amended Registration Statement”).

The Registrant has determined not to proceed with the offering contemplated by the Registration Statement as it will not be issuing securities in the transaction and the filing was inadvertently done by our printer. Additionally, no securities were sold in connection with such offering. Please be advised that the Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Act to the extent that the Registrant may rely upon such rule.

Respectfully,

KEYON COMMUNICATIONS HOLDINGS, INC.

By:
Name: Jonathan Snyder
Title: Chief Executive Officer